Suite 900 1331 NW Lovejoy Street Portland, OR 97209-3280 503-226-1191 Fax 503-226-0079 www.aterwynne.com

Gregory E. Struxness Direct Dial: 503-226-8449 E-Mail: ges@aterwynne.com

February 8, 2019

Kim McManus, Senior Counsel

Office of Real Estate and Commodities

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund LLC
Form 1-A POS Filed January 17, 2019 File No. 024-10777

Dear Ms. McManus:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated February 5, 2019 relating to the above-captioned Post-Qualification Amendment to Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comment is set forth below along with the Company’s response to such comment. Simultaneous herewith, the Company is filing Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A.

Comment

General

Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

Response

The amount of the Senior Secured Demand Notes that the Company is seeking to qualify has been reduced by the aggregate amount sold in the prior 12 month period.

Please contact me if you have any questions or further comments

Sincerely,

Gregory E. Struxness

cc: Gerard Stascausky